11019367

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safra Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Hui (212) 704-7608
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name-if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AFFIRMATION

We, Michelle Hui and Frank Wanzor, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Safra Securities LLC (the "Company") for the year ended December 31, 2010 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/28/11

Financial & Operations Principal Date

2/28/11

Chief Compliance Officer Date

State of New York
County of New York

Subscribed and sworn to
before me
this 28th day of Feb. 2011

Notary Public

KAREN DA-IN CHANG
Notary Public, State of New York
No. 01CH5004133
Qualified in Queens County
Certificate Filed in New York County
My Commission Expires Nov. 9, 2014

SAFRA SECURITIES LLC
(SEC. I.D. No. 8-51935)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Safra Securities LLC:

We have audited the accompanying statement of financial condition of Safra Securities LLC (the "Company"), as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

SAFRA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 56,779,388
Securities owned, at fair value	8,115,793
Due from clearing organization and other brokers	1,796,532
Redemption receivable from hedge funds	1,793,653
Advance receivable from employees	819,643
Tax receivable	560,903
Other assets	650,420
TOTAL ASSETS	$ 70,516,332

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Due to affiliate	$ 1,311,294
Accrued bonuses	281,574
Accrued expenses and other liabilities	410,667
Total liabilities	2,003,535
MEMBER'S CAPITAL	68,512,797
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 70,516,332

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Safra Securities LLC (the "Company"), formerly Safra Securities Corporation, was incorporated in Delaware on May 3, 1999. The Company is a fully disclosed broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business includes providing foreign and domestic securities brokerage services to its customers. The Company also conducts proprietary trading and invests in Latin American emerging market securities and certain alternative investments.

The Company has executed a Proprietary Accounts of Introducing Brokers Agreement with its clearing broker, Pershing LLC ("Pershing"), a United States registered broker-dealer. The Company clears all transactions on a fully disclosed basis through Pershing for all U.S. securities. Pershing takes custody of the funds or securities of the Company's customers. The Company settles foreign securities on an omnibus account with an affiliated broker dealer which is registered with the Brazilian Securities Commission.

The Company was a wholly owned subsidiary of Safra New York Corporation ("SNYC") since March 29, 2005. On August 31, 2009, SNYC contributed 100% of the outstanding shares of the Company to Safra National Bank of New York (the "Bank"). Accordingly, the Company became a wholly owned subsidiary of the Bank. The Company changed its corporate form to a limited liability company effective January 1, 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company maintains its accounts and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles" or "GAAP").

Use of Estimates in the Preparation of the Statement of Financial Condition — The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statement and related disclosures. Significant accounting estimates reflected in the Company's statement of financial condition include the realization of tax assets/benefits and the fair value of financial instruments. Management believes that estimates utilized in the preparation of the statement of financial condition are prudent and reasonable based on the best available information. Actual results could be materially different from those estimates.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of ninety days or less.

Trading and Principal Investments — Securities owned and securities sold, not yet purchased used in the Company's trading and investment activities are recorded at fair value in the statement of financial condition. Transactions in securities owned and securities sold, not yet purchased are recorded on a trade date basis. The Company did not have securities sold, not yet purchased at December 31, 2010.

Commissions — Commissions earned and expenses incurred related to customer transactions are recorded on a trade date basis.

Translation of Foreign Currencies — Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes — The Company's results of operations are included in the SNYC's federal, state and local tax returns. Pursuant to a tax sharing agreement with the Bank, the Company computes its income taxes on a separate company basis. The accrued income taxes and income taxes payable balances in the accompanying statement of financial condition include taxes reimbursable to or from the Bank.

Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred taxes result principally from the net unrealized gains/losses of securities and certain accrued expenses which are currently not taxable/deductible for tax purposes, but have been recognized in the statement of financial conditions.

Fair Value of Financial Instruments — The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are measured at fair value based on bid prices, and instruments that the Company has sold, but not yet purchased (short positions), are fair valued based on offer prices. Fair value measurements do not include transaction costs.

As required by GAAP, the Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Basis of Fair Value Measurements

Level 1 — inputs: unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — inputs: quoted prices in markets that are not active or significant inputs that are observable for the asset or liability, either directly or indirectly.

Level 3 — inputs: unobservable inputs for the asset or liability rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

As a registered broker-dealer, securities owned and securities sold, not yet purchased, if any, are recorded at fair value. The fair value of all of the other financial assets and liabilities is considered to approximate the recorded value, due to the short-term nature of the financial instruments.

Recently Issued Accounting Pronouncements —In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, *Fair Value Measurements and Disclosures,* which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of

disaggregation and about inputs and valuation techniques used to measure fair value. This guidance became effective for the Company on January 1, 2010, except for the specific requirement to present the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective on January 1, 2011. Adoption of this update did not have a material effect on the Company's statement of financial condition.

In February 2010, the FASB issued ASU 2010-10, *Consolidation: Amendments for Certain Investment Funds*. This update defers the application of consolidation accounting guidance for a reporting enterprise's interest in mutual funds, money market mutual funds, hedge funds, private equity funds and venture capital funds if certain conditions are met. The guidance will be applicable for the Company after January 1, 2011. Adoption will not have a material effect on the Company's statement of financial condition.

3. CASH AND CASH EQUIVALENTS

The Company maintains demand deposit, time deposit and money market accounts at depository institutions of $461,940, $600,013 and $55,717,435, respectively, at December 31, 2010.

4. RELATED-PARTY TRANSACTIONS

The Company functions as an introducing broker for the Bank. Additionally, as of December 31, 2010, the Company had a demand and a time deposit account at the Bank of $461,060 and $600,013, respectively, which are included in cash and cash equivalents in the accompanying statement of financial condition. The Company had a due to affiliate liability to the Bank of $1,311,294 and a tax receivable from the Bank of $367,164 as of December 31, 2010, which is included in tax receivable in the accompanying statement of financial condition.

5. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy described in Note 2.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
ASSETS:				
Securities owned, at fair value:				
Corporate bonds - foreign	$ -	$ 7,475,745	$ -	$ 7,475,745
Alternative investments - hedge funds	-	-	190,048	190,048
Credit linked notes	-	-	450,000	450,000
Total securities owned at fair value	$ -	$ 7,475,745	$ 640,048	$ 8,115,793

The following table presents changes in the Company's level 3 securities included in securities owned, at fair value, recorded at fair value during 2010.

	Alternative Investments - Hedge Funds	Credit Linked Notes	Total
BALANCE — January 1, 2010	$ 434,517	$ 427,500	$ 862,017
Unrealized gains from trading and principal investments	42,139	22,500	64,639
Sold, purchased and redeemed at cost — net	(286,608)	-	(286,608)
BALANCE — December 31, 2010	$ 190,048	$ 450,000	$ 640,048

6. INCOME TAXES

The Company's primary temporary differences result from net unrealized gains and losses of securities owned that are recorded at fair value for book purposes and certain accrued expenses that are deductible on a cash basis for tax purposes. As of December 31, 2010, the Company had a deferred tax asset of $124,214, which is included in other assets in the accompanying statement of financial condition.

As of January 1, 2010, the Company became organized as a limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company entered into a legal tax-sharing agreement with its owner, the Bank, to be treated as a separate taxpayer in accordance with tax guidance. The tax guidance allows an allocation of current and deferred taxes to the members of a consolidated tax group, including disregarded entities. Pursuant to such tax-agreement, the Company reimburses the Bank for all income taxes payable. As of December 31, 2010, the Company had a current tax receivable from the Bank of $367,164, which is included within the tax receivable balance on the statement of financial condition. The Company believes the method for allocating income tax expense, pursuant to their tax-sharing agreement is systematic, rational, and consistent with the broad principles of the tax guidance. Income taxes are provided for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition.

As of December 31, 2010 the Company had a tax liability of $210,000, including accrued interest of $62,000, which is included in accrued expenses and other liabilities in the accompanying statement of financial condition. The Company's tax liability is a tax reserve recorded in accordance with tax guidance and consists of state and local taxes from certain filing positions taken. The Company believes that the positions taken may more likely than not be challenged upon examination by the relevant taxing authority based on the technical merits of the position. The Company believes that it is reasonably possible to decrease a portion of the tax liability in the coming year as a result of a lapse of statute of limitation and the conclusion of state and local examinations. Accrued interest and penalties relating to this position are included within the accrued expenses and other liability line in the statement of financial position.

The Company is subject to taxation in the U.S. and state and local jurisdictions. As of December 31, 2010 the Company's tax years for 2004 through 2010 are subject to examination by the taxing authorities.

7. EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) profit sharing plan that covers all eligible employees of the Company who have attained the age and service requirements, as defined in the plan. Eligible employees are immediately vested.

8. CONCENTRATION RISK

The Company has a concentration in excess of 25% of its total cash and cash equivalents in a money market account with a depository institution with a rating of AA- by Standard & Poor in the amount of $48,702,457 at December 31, 2010.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, in general the Company's obligations would arise only if the clearing broker had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting clients of the clearing firm. Any potential contingent liability under these fully disclosed agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for this and believes that any potential requirement to make payment under this agreement is remote. The Company has a cash security deposit of $100,392 with Pershing at December 31, 2010 to mitigate such risk.

10. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, the greater of $100,000 or 6-2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $55,461,833 which was $55,328,264 in excess of its required minimum net capital of $133,569. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Safra Securities LLC
546 Fifth Avenue
New York, NY 10036

In planning and performing our audit of the financial statements of Safra Securities LLC (the "Company"), as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

The Board of Directors of Safra Securities LLC
546 Fifth Avenue
New York, NY 10036

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Safra Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with cleared checks that were made payable to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No adjustments were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, specifically the Company's "SIPC 2010 Assessment" calculation, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011